
Mail Stop 4628

September 20, 2017

Via E-mail
Manuel V. Pangilinan
President and Chief Executive Officer
PLDT Inc.
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

> **Re: PLDT Inc.**
> **20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-03006**

Dear Mr. Pangilinan:

We refer you to our comment letter dated August 24, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
     Assistant Director
     Division of Corporation Finance

     Ma. Lourdes C. Rausa-Chan
     Senior Vice President and Corporate Secretary
     PLDT Inc.

     Michael DeSombre
     Sullivan & Cromwell